Greenland Acquisition Corp.

Suite 906, Tower W1, Oriental Plaza, No. 1 East Chang’an Street

Dongcheng District, Beijing

People’s Republic of China

Division of Corporation Finance

Office of Transportation and Leisure
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Tonya K. Aldave

June 14, 2018

Re:	Greenland Acquisition Corporation Draft Registration Statement on Form S-1 Submitted April 9, 2018 CIK No. 0001735041

Dear Ms. Aldave:

On behalf of Greenland Acquisition Corporation, a British Virgin Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on May 4, 2018, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on April 9, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

2.	We note your disclosure on page 5 that if you are unable to consummate your initial business combination within the applicable time period, you will redeem the public shares not more than ten business days thereafter. However, elsewhere in your filing you make reference to redemption within five business days if you are unable to complete your initial business combination within the applicable time period. Please advise.

In response to the Staff’s comment, we have removed the references to ten business days and all references to the redemption period in the document are for five business days.

Risk Factors, page 20

3.	We note disclosure in your Risk Factors section that does not appear to apply to your company. For example, we note your reference on page 57 to the operation of your variable interest entity in the online consumer finance marketplace industry, and we note your disclosure on page 58 that you currently have no plans to pursue any acquisitions in China or elsewhere in the world. Please revise or advise how such disclosure relates to your company.

In response to the Staff’s comment, we have revised the referenced risk factors.

Signatures, page II-5

4.	Please revise your signature page to have your principal accounting officer or controller and majority of your board of directors sign the registration statement in their individual capacities. These signatures should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed.

In response to the Staff’s comment, we have revised the signature blocks as suggested.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,
/s/	Yanming Liu
Yanming Liu